Consent of Independent Registered Public Accounting Firm
The Board of Directors
The Home Depot, Inc.
We consent to the use of our reports dated March 11, 2005, with respect to the consolidated balance sheets of The Home Depot, Inc. as of January 30, 2005 and February 1, 2004, and the related consolidated statements of earnings, stockholders’ equity and comprehensive income for each of the years in the three-year period ended January 30, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of January 30, 2005, and the effectiveness of internal control over financial reporting as of January 30, 2005, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
Atlanta, Georgia
February 13, 2006